Exhibit 99.1

ELBIT IMAGING ANNOUNCES EXERCISE OF UNDERWRITERS’ OPTION
TO PURCHASE ADDITIONAL SHARES ON GAMIDA CELL’S IPO

Tel Aviv, Israel, November 27, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit”) announced today, further to its press release dated October 26, 2018 (regarding Gamida Cell Ltd. (“Gamida”) completion of its initial public offering in the United States and listing its ordinary shares on NASDAQ (the “IPO”)), that the underwriters of the IPO have exercised their option to purchase approximately an additional 400 thousands shares during the option period, for a total consideration of approximately 3 million dollars. Therefore, the total consideration for Gamida in the IPO is approximately 53 million dollars (not including underwriters’ fees and other expenses in connection with the IPO).

Elbit holds approximately 66% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 43% on a fully diluted basis) which, in turn, holds (after the completion of the IPO) approximately 2.7 million shares in Gamida representing approximately 11% of Gamida’s outstanding share capital (approximately 8% on a fully diluted basis).

About Gamida Cell Ltd.

Gamida is engaged in the development of products for curing cancer and rare bone marrow diseases. Gamida’s products are currently being tested in clinical trials for patients with leukemia, lymph node cancer and non-malignant blood diseases. Gamida began a Phase III trial in patients with leukemia and lymph node cancer through NiCord, a drug that the FDA and EMA approved as orphan drug and which was recognized by the FDA as breakthrough treatment. It should be clarified that as of this date, the stage of development of Gamida’s products has not yet been completed and there is no certainty that the products will be marketed on a commercial basis.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com